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                                                                             4.5


Federal Kemper Life Assurance Company
1600 McConnor Parkway, Schaumburg, Illinois 60196-6801

Endorsement - Required Minimum Distribution under a Qualified Plan Contract Application of Withdrawal Charges and Market Value Adjustment

As used in this Endorsement, "contract" means the contract or certificate to which this Endorsement is attached. This Endorsement forms a part of the contract to which it is attached from the Issue Date of the contract or, if later, the date this Endorsement is added to the contract.

The following provision is added to the contract.

      No withdrawal charge and no Market Value Adjustment will apply to that part defined below of qualified plan Contract Value required to be withdrawn as a Required Minimum Distribution.

      Required Minimum Distribution means a distribution as defined under
      Section 401(a)(9) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

      The part of qualified plan Contract Value required to be withdrawn as a Required Minimum Distribution to which withdrawal charges and Market Value Adjustment will not be applied is defined as (a) minus (b), but not to be less than zero, where:

      a.   Is the Required Minimum Distribution under the contract; and

      b. Is previous partial withdrawals made during the Contract Year in which the Required Minimum Distribution is made.

Except as modified herein, all terms and conditions of the contract remain unchanged.

IN WITNESS WHEREOF, Federal Kemper Life Assurance Company has caused this Endorsement to be signed by its President and Secretary.



                  Secretary                President